September 7, 2007

David C. Adams
916.558.6028 direct
dadams@weintraub.com
VIA FEDERAL EXPRESS
Ms. Kaitlin Tillan
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.— Mail Stop 6010
Washington, D.C. 20549

Re:	Solar Power, Inc. Registration Statement on Form SB-2 File No. 333-140023
Dear Ms. Tillan:
We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.
This letter responds to the Securities and Exchange Commission’s September 5, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s registration statement on Form SB-2 (the “Form SB-2”) and current and periodic reports (“Reports”). In connection with the responses to the comments, the Company is concurrently filing pre-effective amendment 7 to Form 8-K (the “Amendment”). Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.
Amendment No. 3 to Form 8-K/A filed August 21, 2007
Financial Statements of Solar Power, Inc., a California corporation, page 16
Note 17. Restatement — Interim Period, Nine Months ended September 30, 2006, page 31
Comment No. 1
Please refer to prior comment 2. We note that the reasons given for your auditors not referring to the 2005 restatement in their report. However, please restore disclosure herein regarding this restatement as well as the 2005 column in the tables presented and the “as restated, see Note 17” footnote designation on the face of the statements of operations on page 17. Also, as previously requested, include a description of the nature of the errors for $74,318 and $25,265 in the periods from January 18, 2005 through December 31, 2005 and January 18, 2005 through September 30, 2005, respectively.

RESPONSE: Closure has been made to the explanatory note and Note 17 in Amendment No. 4 to Form 8-KA to add disclosure for the periods January 18, 2005 (date of inception) to December 31, 2005 and January 18, 2005 (date of inception) to September 30, 2006.
Comment No. 2
Please refer to prior comment 9. We note the description of the nature of errors for the nine months ended September 30, 2006. For the increase in income taxes by $171,155, please clarify your description of how you determined an income tax of $58,736 in light of your restated loss before income taxes of approximately $337,000 and why the deferred tax asset was reversed.
RESPONSE: $177,555 increase in the tax expense resulted from three components. (1) The Hong Kong tax expense was reduced from $180,000 to $37,697 ($142,303) as a result of the reclassification of the $380,800 from revenue to customer deposits reducing the statutory taxable income in Hong Kong, (2) the deferred tax asset for the U.S. operations of $313,858 was fully reserved with a 100% valuation allowance and (3) the deferred tax asset of $21,039 in Hong Kong recorded at 12/31/2005 was fully reversed with a 100% valuation allowance at 9/30/2006. The recognition of the deferred tax asset reversed and a 100% valuation allowance proved due to the Company’s history of losses and the uncertainty when it will be able to utilize the deferred tax assets. The following table reflects the changes in the income tax expense:

Current Tax	As reported	Restated	Change
Hong Kong	180,000	37,697	142,303
Deferred tax			—
US	(313,858)	—	(313,858)
Hong Kong	21,039	21,039	—

	(112,819)	58,736	(171,555)

Comment No. 3
We note in the third paragraph of this note that you state the correction of overstated revenues resulted in “decreasing the retained deficit”. Please explain to us how you reached this conclusion. In this regard, we note that the correction of overstated other income resulted in “increasing the retained deficit”.
RESPONSE: The correction changing decreasing to increasing has been made in Amendment No. 4 to Form 8-KA
Comment No. 4
Contrary to your response, we reiterate prior comment 10 based on the absence of an appropriate revision. Please revise to reflect the line for “other operating income” before income (loss) before income taxes.

RESPONSE: The line on the restatement table “other operating income” has been moved up one line above the line “income (loss) before income taxes” on Amendment No 4 to Form 8-KA.
Comment No. 5
Please refer to prior comment 11. Tell us why the effect of the error on the statement of cash flows for prepaid expenses and other current assets is the same amount ($301,951) as the reclassification of selling expenses from cost of goods sold. There is no indication that these transactions are related. Also on this statement, please reconcile the restated amount of net loss to the same line item on the statement of operations. We note that the difference represents the reduction of other current assets for the overstate purchase price ($331,192).
RESPONSE: In the original filing of the 8-KA the non-cash portion of the purchase price relating to the reimbursable expenses to DSCI was improperly eliminated against prepaid expenses and other current assets in the amount of $331,192 even though $301,951 had already been expensed. This is also the amount that was involved in the restatement of the purchase price.
The following table tracks the movement from the original filing:

Changes to prepaid expenses and other current assets
12/31/2005 Balance Sheet	74,331
9/30/2006 Balance Sheet	(1,028,238)
Non-cash DRCI acquisition costs	637,089
Non-cash DRCI reimbursable expenses	331,192	(301,951 had already been written off)

As previously stated	14,374
Add back non-cash DRCI incorrectly eliminated on original filing	(331,192)
Write off of remaining DRCI	29,241

	(287,577)

Net income as previously reported	223,960
Reduction in revenue for customer deposit reclassification	(380,800)
Reduction of other income for tooling deposit reclassification	(37,979)
Change in income tax benefit to expense	(171,555)
Expensing remaining DRCI costs	(29,241)

(395,615)

Dale Renewables Consulting, Inc.
(b) Pro Forma Financial Information, page 41
Comment No. 6
Please refer to prior comment 14. We continue to note differences. As previously requested, please reconcile and correct, as appropriate, the amounts recorded under the columns labeled “Solar Power, Inc., a Nevada corporation (Formerly Welund Fund, Inc.)” for the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 42 and 44 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations on page 46 to the financial statements on pages F-54 and F-55, respectively, of Amendment No. 8 of Form SB-2.
RESPONSE: The table below reconciles the Unaudited Proforma Condensed Consolidated Balance Sheet and Statement of Operations to the historical filing of Solar Power, Inc., a Nevada corporation as presented on pages 43, 44 and 46 of Amendment No. 4 to Form 8-KA and pages F-54 and F-55 for Amendment No. 8 of Form SB-2. The appropriate corrections have been made to Amendment No. 4 of Form 8-KA.

				Solar Power, Inc.,
	Solar Power, Inc.,			a Nevada
	a Nevada			corporation
	corporation	Reclassify SPI		(Formerly Welund
	(Formerly Welund	receivable for	Elimination of	Fund, Inc.)
	Fund, Inc.) as	proforma	discontinued	proforma
	reported	presentation	operations	presentation
ASSETS
Current Assets
Cash and cash equivalents	$9,650,779			$9,650,779
Notes receivable from SPI-CA	1,405,000	(1,405,000)		—
Accrued interest receivable from SPI-CA	3,828	(3,828)		—
Receivable from related party	515		(515)	—
Prepaid loan servicing fees receivable from related party	6,444		(6,444)	—
Finance receivables, net of discount	21,621		(21,621)	—

Total Assets	11,088,187	(1,408,828)	(28,580)	9,650,779

LIABILITIES & STOCKHOLDERS EQUITY
Current Liabilities
Short-term loans from affiliates	$—	$(1,408,828)		$(1,408,828)
Financing costs payable	597,927			597,927
Accrued registration costs	75,000			75,000

Total Current Liabilities	672,927	(1,408,828)	—	(735,901)

Stockholders’ Equity
Common stock	1,248			1,248
Additional paid in capital	10,537,985		(124,488)	10,413,497
Deficit accumulated during development stage	(123,973)		95,908	(28,065)

Total Stockholders’ Equity	10,415,260	—	(28,580)	10,386,680

Total Liabilities and Stockholders’ Equity	$11,088,187	$(1,408,828)	$(28,580)	$9,650,779

				Solar Power, Inc.,
	Solar Power, Inc.,			a Nevada
	a Nevada			corporation
	corporation	Reclassify 3rd		(Formerly Welund
	(Formerly Welund	party interest	Elimination of	Fund, Inc.)
	Fund, Inc.) as	income for proforma	discontinued	proforma
	reported	presentation	operations	presentation
Interest income	$3,880	$(3,828)	$(52)	$—
Cost of revenues	—			—

Gross profit	3,880	(3,828)	(52)	—

Operating expenses
General and administrative expenses	51,087		(51,087)	—

Total operating expenses	51,087	—	(51,087)	—

Operating loss	(47,207)	(3,828)	51,035	—

Other income (expense)
Interest income (expense)		3,828		3,828
Income from discontinued operations	8,430		(8,430)	—

Total other expense	8,430	3,828	(8,430)	3,828

Loss before income taxes	(38,777)	—	42,605	3,828
Income tax expense	—		—	—

Net (loss) income from continuing operations	(38,777)	—	42,605	3,828

Amended No. 8 to Form SB-2 filed August 24, 2007
Prospectus Summary, page 1
Our Business, page 1
Recent Events, page 1
Comment No. 7
We note from your disclosure on page 3 that you terminated the contract to purchase 1115 Orlando Avenue. Please tell us and disclose why the cover page of the SB-2 reflects 1115 Orlando Avenue as your principal place of business.
RESPONSE: Per discussion with the staff, the Company terminated its contract to purchase 1115 Orlando Avenue in order to direct its cash to working capital purposes and instead leased the building from its original owners. The Company confirmed during those discussions that there was no related party transactions to disclose, and there are no further disclosures to be made.
Form 10-QSB for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 30
Comment No. 8
The conclusions of management state that they relate to “the fiscal year covered by [your] report” and not the quarterly period ended June 30, 2007. Please revise future filings to refer to the end of the period covered by the report consistent with Item 307 of Regulation S-B.
RESPONSE: The Company acknowledges the SEC comment as a future comment and will correct the language in its future filing.
In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6028.
Very truly yours,
weintraub genshlea chediak
LAW CORPORATION
/s/ David C. Adams
David C. Adams
DCA:srs
Enclosures

cc:	Stephen C. Kircher (w/o encls.) Glenn Carnahan (w/o encls.)